UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Carver Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

146875 60 4
(CUSIP Number)

July 19, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒Rule 13d-l(c)

☐Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146875 60 4

1. Names of Reporting Persons National Community Investment Fund

2. Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 399,821

6. Shared Voting Power 0

7. Sole Dispositive Power 399,821

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 399,821

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11. Percent of Class Represented by Amount in Row (9) 8.2%

12. Type of Reporting Person (See Instructions) OO

Page 2 of 5 Pages

Item 1.

(a) Name of Issuer

Carver Bancorp, Inc.

(b)  Address of Issuer's Principal Executive Offices

75 West 125th Street

New York, NY 10027

Item 2.

(a)  Name of Person Filing (the “Reporting Person”)

National Community Investment Fund

 (b)  Address of Principal Business Office or, if none, Residence

135 South LaSalle Street

Suite 3025

Chicago, IL 60603

(c)  Citizenship

Illinois

(d)  Title of Class of Securities

Common Stock, par value $0.01 per share

(e)  CUSIP Number

146875 60 4

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)        ☐         Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)        ☐         Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)        ☐         Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)        ☐         Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)        ☐         An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)        ☐         An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)       ☐         A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)       ☐         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)        ☐         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)        ☐          A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)       ☐          Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Page 3 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 399,821 shares of Common Stock, par value $0.01 per share

(b)	Percent of class: 8.2%

The information with respect to percentage ownership is based on a total of 4,892,517 outstanding shares of Common Stock, par value $0.01 per share, of Carver Bancorp, Inc. consisting of the sum of: (i) 4,513,729 shares of Common Stock already outstanding as of July 19, 2023, as represented by the Issuer and (ii) 378,788 shares of Common Stock issued to the Reporting Person in a private placement on July 19, 2023.

(c)

The information required by Item 4(c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 14a-11.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2023	National Community Investment Fund

By:	/s/ Seun Shonukan
Name: Seun Shonukan
Title: Director, Portfolio and Compliance Management

Page 5 of 5 Pages